March 11, 2013

Via EDGAR and by Courier

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE:	NV5 Holdings, Inc.

Registration Statement on Form S-1

Filed January 28, 2013

File No. 333-186229

Dear Mr. Spirgel:

This letter responds to the letter of the staff of the United States Securities and Exchange Commission (the “Staff”), dated February 21, 2013, to Richard Tong, Executive Vice President and General Counsel of NV5 Holdings, Inc. (the “Company”) regarding the Registration Statement on Form S-1, File No. 186229 (the “Registration Statement”), filed by the Company on January 28, 2013.

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. In connection with this response letter, the Company is filing an amended Registration Statement on Form S-1, enclosed herewith together with a copy that is marked to show the changes from the initial submission.

General

Staff Comment:

1. We note your response to Comment 2, and your statement that, “the company will not be publicly distributing a preliminary prospectus in conjunction with this filing.”

Please advise us how the company intends to conduct offers in the waiting period absent the use of a preliminary prospectus.

Company Response:

In response to the Staff’s comment, the Company confirms that its reference to “this filing” was intended only as a reference to the prospectus included within the registration statement filing made on January 28, 2013. The Company is filing an amended Registration Statement on Form S-1 herewith that includes the price, dilution, capitalization, underwriting, and all other information required to be set forth in the Form S-l prior to any distribution of preliminary prospectuses in connection with this offering.

200 South Park Road	Main: 954.495.2112
Suite 350	Fax: 954.495.2101
Hollywood, Florida 33021	www.nv5.com

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

March 11, 2013

Unaudited Consolidated Financial Statements

Notes to Unaudited Consolidated Financial Statements

Note 4 – Business Acquisition, page F-14

Staff Comment:

2. Please provide the disclosure required by ASC 805-10-50-2.

Company Response:

In response to the Staff’s comment, the Company respectfully submits that its acquisition of the Kaco assets did not constitute an acquisition that was material to the Company’s financial statements taken as a whole. Accordingly, the Company believes that the disclosure requirements of ASC 805-10-50-2(h)(2) and (h)(3) are not required in this situation. In this regard, the Company advises the Staff as follows:

•	The Company’s investments in and advances to Kaco as a percentage of the Company’s total assets as of December 31, 2011 was 12%;

•	The proportionate share of the total assets acquired of Kaco as a percentage of the Company’s total consolidated assets as of December 31, 2011 was 3%;

•

The income from continuing operations (before income taxes, extraordinary items, and cumulative effect of a change in accounting principles) of Kaco as a percentage of the Company’s consolidated income from continuing operations (before income taxes, extraordinary items, and cumulative effect of a change in accounting principles) for the year ended December 31, 2011 was 10%; and

•

Other qualitative factors considered under ASC 805 by the Company to assess the materiality of the Kaco transaction include the projected impact on earnings or other trends, compliance with regulatory requirements, loan covenants or other contractual requirements, and management’s compensation. These qualitative factors do not alter our view that the acquisition was immaterial.

Notwithstanding the immateriality of the acquisition, the Company elected to disclose certain information relating to the acquisition of Kaco for the benefit of investors because (i) the Company incurred debt and issued stock as consideration for the purchase, and (ii) the completion of the Kaco acquisition demonstrates the Company’s efforts to effect the acquisition strategy referred to in the Registration Statement.

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

March 11, 2013

Finally, apart from the materiality of the acquisition, the Company notes that the target, Kaco, never prepared historical financial statements for periods prior to the acquisition. Rather, Kaco prepared annual income tax returns from which the Company was able to obtain and develop the information necessary to calculate the significance tests referred to above and discussed below based on financial data for the fiscal year ended December 31, 2011. In addition, Kaco has never prepared any interim period financial information of any kind. Accordingly, it would be very difficult for the Company to apply the disclosure requirements of ASC 805-10-50-2 even if the acquisition of Kaco were to be deemed material to its financial statements as a whole and such disclosure is therefore impracticable within the meaning of such term set forth in ASC 250-10-45-9.

Staff Comment:

3. Please tell us your consideration of the guidance for providing financial statements and pro forma financial information for the Kaco acquisition.

Company Response:

In response to the Staff’s comment, the Company notes that it considered the guidance for providing financial statements and pro forma financial information for the Kaco acquisition as set forth in Regulation S-X, Rules 1-02(w), 8-04, and 11-01. In this regard, the Company advises the Staff as follows:

•	The Company’s investments in and advances to Kaco as a percentage of the Company’s total assets as of December 31, 2011 was 12%;

•	The proportionate share of the total assets acquired of Kaco as a percentage of the Company’s total consolidated assets as of December 31, 2011 was 3%; and

•

The income from continuing operations (before income taxes, extraordinary items, and cumulative effect of a change in accounting principles) of Kaco as a percentage of the Company’s consolidated income from continuing operations (before income taxes, extraordinary items, and cumulative effect of a change in accounting principles) for the year ended December 31, 2011 was 10%.

Based on the foregoing, the Company determined that its acquisition of the Kaco assets did not constitute a significant business combination and, therefore, that historical financial statements of Kaco and related pro forma financial statements were not required to be included in the Registration Statement.

* * * *

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

March 11, 2013

The Company acknowledges your references regarding requests for acceleration of the Registration Statement, including Rules 460 and 461. The Company will include the requested acknowledgements and will provide the Staff with adequate time after the filing of any amendment for further review before submitting a request for acceleration and provide any acceleration request at least two business days in advance of the requested effective date.

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (954) 495-2114.

Sincerely,

NV5 Holdings, Inc.

By:	/s/ Richard Tong

Name:	Richard Tong
Its:	Executive Vice President and General Counsel

Enclosures

cc:	David P. Lewis, Esq. (via e-mail: david.lewis@dlapiper.com)
DLA Piper LLP (US)